UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Eni SpA
(Exact name of Registrant as specified in its charter)

Republic of Italy (State or other jurisdiction of incorporation or organization)	1-14090 (Commission file number)

1, piazzale Enrico Mattei - 00144 Rome - Italy
(Address of principal executive offices)

Massimo Mondazzi
Eni SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese (Milan) - Italy
Tel +39 02 52041730 - Fax +39 02 52041765
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) chip7235 for the reporting period from January 1 to December 31, 2015.

This Specialized Disclosure Report on Form SD (Form SD) for the year ended December 31, 2015, is required by Rule 13p-1 of the Securities Exchange Act of 1934 (the "Final Rule"). The Final Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Section 1502"). In accordance with the Final Rule, we are required to provide annual disclosure regarding products manufactured during the year that contained "conflict minerals" that are necessary to the functionality or production of those products. The Final Rule defines conflict minerals as columbite-tantalite, cassiterite, wolframite and gold, and their derivatives, which are currently limited to tin, tungsten, tantalum and gold ("3TG").

Form SD

Where we determine that conflict minerals were necessary to the functionality or production of a product ("Necessary Conflict Minerals") that we manufactured or contracted to be manufactured, we must conduct a "Reasonable Country of Origin Inquiry" ("RCOI") regarding those conflict minerals that is reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, and file a Form SD describing the RCOI completed and the results of the RCOI completed.

If we conclude based on the findings of our RCOI that we have reason to believe any of our Necessary Conflict Minerals may have originated in the Covered Countries and that they may not be from recycled or scrap sources, then we must exercise due diligence on the source and chain of custody of the Necessary Conflict Minerals.

Conflict Minerals Report

In accordance with the Final Rule, we are required annually to submit to the US SEC a report, the Conflict Minerals Report (CMR), as an exhibit to the Form SD where we have reason to believe that any of our Necessary Conflict Minerals may have originated in the Covered Countries, or where we are unable to determine the country of origin of those conflict minerals.

The CMR must include:

•	A description of the measures we have taken to exercise due diligence on the source and chain of custody of those Necessary Conflict Minerals.
•	A description of the products manufactured or contracted to be manufactured.
•	The efforts to determine the mine or location of origin with the greatest possible specificity.
•	The facilities used to process the Necessary Conflict Minerals in those products, if known.
•	The country of origin of the Necessary Conflict Minerals in those products, if known.
•	A description of the steps taken or that will be taken to improve due diligence.

Company Overview

Eni SpA (Eni) is a publicly listed company. The Italian State is the Company's largest shareholder with a 30.1% stake. Our common stock is listed on the New York Stock Exchange (NYSE) and the Italian Mercato Telematico Azionario.

Eni SpA with its consolidated subsidiaries engages in crude oil and natural gas exploration and production, supply and marketing of gas, LNG and power, the supply, manufacturing, distribution and marketing of oil products and commodity trading. Eni has operations in 66 countries.

In this report on Form SD and the attached exhibit herein on the conflict minerals, the terms "Eni", the "Group", "we", "us" or the "Company" refer to the parent company Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies.

Description of the business

Eni’s principal segments of operations are described below.

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 42 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Algeria, Australia, Venezuela, Iraq, Ghana and Mozambique. In 2015, Eni average daily production amounted to 1,688 KBOE/d on an available-for-sale basis. As of December 31, 2015, Eni’s total proved reserves amounted to 6,890 mmBOE; proved reserves of subsidiaries totaled 5,975 mmBOE. Eni’s share of reserves of equity-accounted entities stood to 915 mmBOE. In 2015, Eni’s Exploration & Production segment reported net sales from operations (including inter-segment sales) of euro 21,436 million and an operating loss of euro 144 million.

Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international gas transport activities, and LNG supply and marketing. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity. In 2015, Eni’s worldwide sales of natural gas amounted to 90.88 BCM and electricity sold totaled 34.88 TWh. In 2015, Eni’s Gas & Power segment reported net sales from operations (including inter-segment sales) of euro 52,096 million and an operating loss of euro 1,258 million. The Gas & Power segment comprises results of the Group activities intended to manage the commodity risk and of asset-backed trading activities.

Eni’s Refining & Marketing segment engages in crude oil supply and refining and petroleum products marketing in retail and wholesale markets mainly in Italy and in the rest of Europe. In 2015, processed volumes of crude oil and other feedstock amounted to 26.41 mmtonnes and sales of refined products were 35.24 mmtonnes, of which 26.53 mmtonnes in Italy. In 2015, Eni’s Refining & Marketing segment reported net sales from operations (including inter-segment sales) of euro 18,458 million and operating loss of euro 552 million.

In 2015, the Group commenced a plan to partially divest its interest in Engineering & Construction activities, held through the Group’s interest in the listed company Saipem which was a subsidiary of Eni as of the reporting date December 31, 2015 (Eni’s interest being at the time 42.9%). Saipem provides a full range of engineering, drilling and construction services to the oil and gas industry and downstream refining and petrochemical sectors, mainly in the field of performing large EPC contracts offshore and onshore for the construction and installation of fixed platforms, sub-sea pipe laying and floating production systems and onshore industrial complexes. The partial divestment of Saipem closed on January 22, 2016 with the sale of 12.503% of the share capital of Saipem to an Italian state-owned entity. Concurrently, a shareholders pact between Eni and the buyer entered into force, which established joint control of the two partners over Saipem. Following the deal, effective January 1, 2016, Eni lost control over the Engineering & Construction segment and its assets and liabilities, revenues and expenses have been derecognized from Eni’s consolidated accounts. However, because Saipem was still a consolidated subsidiary as of the 2015 reporting date, Eni has tracked and is disclosing Saipem’s due diligence activities on conflict minerals in this report and in the attached Conflict Minerals Report for calendar year 2015. Eni is planning to cease reporting on Saipem due diligence activities going forward due to the above-mentioned loss of control.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

We have conducted an evaluation of our product portfolio and we have determined that there are two broad product categories sold to third parties which may contain conflict minerals as defined in Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1). These two product categories are:

•	Fuels manufactured by our Refining & Marketing segment which include gasoline, gasoil, jet fuels, heating oil, lubricants, bitumen and other products. At our refining and manufacturing plants and facilities, we employ catalysts in the production process, which contain conflict minerals and are necessary to the production of the fuels. We assume it is possible that trace amounts of catalysts may be found in the final products (because, although catalysts are washed out in the production process there is no de minimis standard in accordance with the Final Rule). In future, however, we may be able to conclude, based on appropriate testing, that no catalysts are present in our refining & marketing final products or that, in any event, our Refining & Marketing products are not covered by the Final Rule. The procurement of catalysts constitutes a very small portion of our global purchases of raw materials and other production inputs (less than 0.1% on a consolidated basis). Furthermore, the amount of conflict minerals employed in our catalysts is immaterial.
•	Saipem SpA builds and supplies industrial plants and infrastructures, which are commissioned by customers operating in the global oil & gas, refining and petrochemical industries. The product portfolio of Saipem includes products connected to the provision on Engineering, Procurement and Construction (EPC) basis of oil&gas treatment plants, extraction and separation units, petrochemical plants, refineries, pipelines, and their components, such as electrical circuits, control panels, electrodes, catalysts and components for cable protection, certain of which we believe contain conflict minerals.

Description of the Reasonable Country of Origin Inquiry

Overview
In accordance with the Final Rule, we have concluded that during the 2015 calendar year we manufactured products containing conflict minerals which use was necessary to the functionality or production of these products.
We conducted a good faith RCOI which we believe is reasonably designed to determine whether their conflict minerals originated in the Covered Countries or are from recycled or scrap sources.
We directed and coordinated the execution of the RCOI at Group level. Our segments and subsidiaries which were determined to be in scope of the Final Rule were responsible for performing a risk-based analysis to identify direct suppliers to be included within the RCOI. This analysis included focusing on the suppliers presenting the highest risk of providing us with Necessary Conflict Minerals in our manufactured products and was based on segment and subsidiaries expertise and product knowledge. We intend to reassess our product portfolio and supply chain on an ongoing basis in future years.

Reasonable Country of Origin Inquiry

Our RCOI was designed to assess whether the Necessary Conflict Minerals in our products originated from the Covered Countries or were from recycled or scrap sources. Our impacted businesses performed their RCOI as follows:

•	Refining & Marketing segment
As the number of direct suppliers of catalysts used in our refining processes is limited, we asked to all of our catalyst suppliers about the country of origin of the Necessary Conflict Minerals using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition - Global e-Sustainability Initiative (EICC/GeSI). All but one of these catalyst suppliers were affiliated to US listed companies or were US filers themselves and have established conflict minerals programs and policies and have performed due diligence of their respective supply chains. The non-US listed supplier has established a policy for the responsible sourcing of conflict minerals in view of complying with our request of establishing a responsible supply chain.
•	Saipem
Saipem is part of a complex supply chain, which includes several product groups potentially containing conflict minerals. Saipem’s suppliers are spread worldwide and Saipem is several steps removed from the smelters in the supply chain. Saipem undertook an applicability assessment to determine the presence of Necessary Conflict Minerals in Saipem’s products. Subsequently, Saipem have considered which of its direct suppliers to survey in order to determine the likely origin of these conflict minerals. Saipem used internal data sets (such as information extracted by Business Intelligence tools) to identify a population of higher-risk suppliers which provided relevant parts or materials for products manufactured in 2015.
Saipem assessment considered a number of filters focusing on product groups sourced from third parties potentially containing conflict minerals and, within this group, the largest suppliers in terms of euro amounts of purchased goods and materials. In addition, Saipem also considered amounts of purchase for all suppliers with contracts where Saipem is the technology licensee. As a result, Saipem identified about 100 suppliers who were included in the RCOI. Saipem surveyed these suppliers using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition - Global e-Sustainability Initiative (EICC/GeSI).

Results of the RCOI

As a result of the RCOI conducted as described above, 100% of the catalyst suppliers in the R&M business that were surveyed have provided a response to us, while the percentage of response was 50% in the case of Saipem.

Refining & Marketing segment
In calendar year 2015, the Company used catalysts containing tungsten and tin. In 2015, we purchased catalysts for a total cost of euro 20 million and the value of the content of tin and tungsten contained in such catalysts was a minimal fraction of the total value of the purchased catalysts.

During 2015, the Company made progress in working with its catalysts suppliers to obtain information in order to trace the supply chain of the Necessary Conflict Minerals contained in its catalysts. Although the responses received are not yet complete in all cases, our suppliers have identified most of the smelters where they sourced their minerals, including where relevant if the smelters are included on, and have been certified by, the Conflict-Free Sourcing Initiative.
We plan to continue to work closely with our catalysts suppliers in subsequent years to determine the countries of origin of our Necessary Conflict Minerals contained in our catalysts.

Saipem A discussion of the RCOI results related to the 100 suppliers of Saipem is provided below.
•	Approximately 25% of the surveyed suppliers represented that the products supplied to Saipem did not contain any Necessary Conflict Minerals. However, Saipem has been analyzing the supplier responses in order to evaluate their reliability.
•	Approximately 25% of the surveyed suppliers responded that the goods supplied to Saipem contained conflict minerals. Some also indicated to Saipem that they sourced the necessary conflict minerals from the Covered Countries as defined by the statute. The majority of these suppliers (about 70%) also provided a list of smelters where the Necessary Conflict Minerals were processed. A number of the smelters identified are included in the Conflict-Free Sourcing Initiative and have been certified as conflict free. However, Saipem has commenced the process of verifying whether those suppliers sourced the Necessary Conflict Minerals from other smelters.
Certain smelters indicated by those suppliers lacked any certifications.
•	Finally, the remaining 50% of the surveyed suppliers of Saipem have not provided a response to date.

Conclusion

As a result of the RCOI performed, considering that part of our necessary conflict minerals have originated in the Covered Countries and are not from recycled or scrap sources, and in other cases our suppliers have indicated unknown origin of the conflict minerals, we have exercised due diligence in accordance with the Final Rule. The due diligence measures are described in the Conflict Minerals Report filed as exhibit to this report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are posted to our external website at http://www.eni.com/en_IT/sustainability/business-ethics/human-rights-supply-chain/human-rights-supply-chain.shtml.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report (CMR) as required by Items 1.01 and 1.02 of this Form.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eni SpA
(Registrant)

/s/ MASSIMO MONDAZZI
Massimo Mondazzi
Chief Financial and Risk Management Officer

Date: May 26, 2016